Confidential Treatment of portions

of this letter has been requested

by Bank of America Corporation

pursuant to 17 C.F.R. § 200.83.

Asterisks denote such omissions.

June 22, 2007

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F-Street, N.E.

Mail Stop 4561

Washington, DC 20549-4561

Re:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

File Number: 1-6523

Dear Mr. Nolan:

We have received and reviewed your letter dated May 31, 2007. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the Fiscal Year Ended December 31, 2006

Supplemental Financial Data, page 22

1.	We note your disclosure that you believe your Shareholder value added (“SVA”) non-GAAP performance measure focuses on whether incremental investments generate returns in excess of the costs of capital associated with those investments. Both of the items excluded from this measure, intangible asset amortization and merger and restructuring charges, appear directly related to incremental investment opportunities, such as business combinations. In future filings, please clearly describe the limitations of using this non-GAAP measure in evaluating returns on incremental investments in light of the fact that it excludes costs that appear directly attributable to investments. In addition, clearly demonstrate how the performance measure actually focuses on whether incremental investments generate returns in excess of the related costs of capital. Please provide us with your proposed future disclosure.

Response:	We have read the Staff’s comments and will exclude the SVA non-GAAP performance measure and related discussion from future filings.

2.	We note your disclosure of the non-GAAP per share measures “Operating earnings per common share” and “Diluted operating earnings per common share.” Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders’ benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:	We have read the Staff’s comments and will exclude the disclosure of non-GAAP earnings per share measures from future filings.

Consolidated Financial Statements

Consolidated Statement of Income, page 102

3.	You disclose that you are a registered bank holding company; however, we note that your Statement of Income presentation does not follow the format of the presentation requirements of Rule 9-04 of Regulation S-X. Please tell us why you believe your current format is more meaningful to investors or confirm to us that in future filings you will fully comply with Rule 9-04 of Regulation S-X, including the following items:

•	the provision for credit losses should be presented below net interest income and followed by a subtotal for your net interest income less provision for loan losses;

•	exclude presentation of “total revenue” subtotal as this subtotal is net of interest expenses; and

•	present gains (losses) on sales of debt securities within noninterest income.

Response:	We have read the Staff’s comments and will make certain modifications to our Consolidated Statement of Income. Specifically, we will change the title of “total revenue” to “total revenue, net of interest expense” and will present “gains (losses) on sales of debt securities” as part of “noninterest income.” As for the presentation of the “provision for credit losses,” we believe an acceptable alternative is to present the “provision for credit losses” after “total revenue, net of interest expense” as customer lending relationships generate revenues from “interest income” and “noninterest income” (e.g., service charges, mortgage banking income and card income). In addition, we believe the investor community values a separate presentation of “total revenues, net of interest expense”, before “provision for credit losses” as this appropriately captures all the components of customer revenues that are essential in understanding the underlying business fundamentals. This results in a presentation of “total revenue, net of interest expense” highlighting period over period organic growth, excluding any potential distortion from non-recurring credit losses. As a result, it is our view that an acceptable alternative would be to present “provision for credit losses” after “total revenue, net of interest expense.”

Note 4 – Derivatives, page 108

4.	For each type of hedging relationship outstanding during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133, as applicable. In your response, please specifically address the following for each type of hedging relationship:

•	the nature and terms of the hedged item or transaction, including any embedded options;

•	the nature and terms of the derivative instrument;

•	the specific documented risk being hedged;

•	how you assess effectiveness at inception and on an ongoing basis, including the specific quantitative measures you use and how you apply them; and

•	the quantitative measures you use to measure ineffectiveness.

Response:	We are exposed to fluctuations in interest rates, foreign exchange rates, equity prices and credit risk factors. We manage these risks predominantly through the use of derivatives such as swaps, options, futures and forwards that we enter into with highly rated counterparties. Derivatives designated as hedging instruments in Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133) hedging relationships (SFAS 133 hedges) are designated as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations. Fair value hedges are used to protect against changes in the fair value of our assets and liabilities that are due to interest rate or foreign exchange volatility. Cash flow hedges are used to minimize the variability in cash flows associated with existing variable rate assets, existing variable rate liabilities or forecasted transactions caused by changes in interest rates, foreign exchange rates or overall changes in equity prices. Net investment hedges, while not a significant volume of our derivative transactions, are used to protect our investments in foreign operations against foreign exchange volatility.

During 2005, we established the Corporate Investment Hedge Accounting Committee (CIHAC) to provide additional management oversight over SFAS 133 hedging activities, including the review and approval of all new SFAS 133 hedge strategies. The CIHAC is comprised of various individuals from Corporate Investments Finance, the Corporate Controller, Accounting Policy and Quantitative Finance. CIHAC meetings are observed by Internal Audit. The CIHAC meets on a monthly basis, or more frequently if needed, to review new SFAS 133 hedge strategies, prospective and retrospective tests of effectiveness (performed at least quarterly) and ineffectiveness measurements on existing hedging relationships.

Attachment 1 includes a discussion of each type of SFAS 133 hedging relationship used during the periods presented (December 31, 2004, December 31, 2005, December 31, 2006 or March 31, 2007), including the nature and terms of the hedging instrument and hedged item, specific risk being hedged, how we assess effectiveness and how we measure ineffectiveness.

5.	Please tell us the nature of the hedging relationships for which you apply the “shortcut” method or “matched terms” approach for assuming no ineffectiveness. Tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Response:	For all periods presented, there were no hedging relationships that utilized the “matched terms” approach. As of January 1, 2007, we do not apply the “shortcut” method for any hedging relationship. Prior to this time, there were three “shortcut” strategies which were outstanding and are summarized below (see Attachment 1 for further details on the nature and terms of these hedge strategies).

•

Non-callable fixed rate debt – We applied the “shortcut” method for fair value hedges of non-callable fixed rate domestic debt with a total outstanding balance of approximately $32 billion until September 2006. We established at inception of each hedging relationship that the criteria outlined in paragraph 68 of SFAS 133 were met (see Attachment 2 for details). In September 2006, we terminated these “shortcut” hedging relationships.

•

Callable fixed rate debt – We applied the “shortcut” method for fair value hedges of callable fixed rate domestic debt with a total outstanding balance of $365 million until October 2006. We established at inception of each hedging relationship that the criteria outlined in paragraph 68 of SFAS 133 were met (see Attachment 2 for details). In October 2006, we terminated these “shortcut” hedging relationships.

•

Callable reverse repurchase agreements – We applied the “shortcut” method for fair value hedges of long-term callable reverse repurchase agreements with a total outstanding balance of $1.4 billion through the end of December 2006. We established at inception of each hedging relationship that the criteria outlined in paragraph 68 of SFAS 133 were met (see Attachment 2 for details). Effective January 1, 2007, we elected the fair value option on these callable reverse repurchase agreements which eliminated the need to apply SFAS 133 hedge accounting on a go-forward basis.

6.	We note that you have numerous notes and bonds outstanding that have returns based on various indices, some of which are non-interest rate indices. Please describe for us how you evaluate derivatives embedded in financial assets and liabilities to determine whether the derivatives should be bifurcated and accounted for separately under SFAS 133. Quantify the fair value of embedded derivatives that were bifurcated and accounted for separately as of December 31, 2006. Refer to paragraphs 12 -16 and 60 – 61 of SFAS 133 as amended.

Response:

At December 31, 2006, the fair values of embedded derivatives that were bifurcated and separately accounted for as derivative assets and derivative liabilities totaled $12 million and $386 million, respectively. These derivatives are embedded in $2.4 billion of structured notes whose payment terms are indexed to changes in equity prices, commodity prices or third-party credit and $55 million of equity-linked certificates of deposit whose payment terms are indexed to changes in equity prices.

Each new structured note program is subject to our review process that addresses the accounting treatment for notes to be issued under the program and requires the approval of key constituents, including Corporate Treasury, Legal, Compliance, Risk, Finance and Accounting Policy. As part of this process, we determine whether the embedded feature meets the definition of a derivative pursuant to paragraph 6 of SFAS 133. We then evaluate any embedded derivatives that have been identified by analyzing the economic characteristics and risks of the embedded derivative to determine whether they are clearly and closely related to the economic characteristics and risks of the host contract. This analysis requires that we consider how the terms of the embedded derivative will affect the cash flows that would otherwise be required by the host contract, which is a debt instrument. If the underlying for the embedded derivative is a non-interest rate index, that embedded derivative is not considered to be clearly and closely related to a debt host contract and is therefore bifurcated and accounted for separately as a derivative with changes in fair value recorded in earnings.

If a program involves the issuance of notes whose payment terms are linked to an interest rate index, each issuance is analyzed by Finance and the embedded derivative is not bifurcated unless either of the following conditions is met:

•	The hybrid instrument can contractually be settled in such a way that the investor would not recover substantially all of its initial recorded investment; or

•

The embedded derivative could at least double the investor’s initial rate of return on the host contract and could also result in a rate of return that is at least twice what otherwise would be the then-current market return for a contract that has the same terms as the host contract and that involves a debtor with credit quality similar to the issuer’s credit quality at inception.

The equity-linked certificates of deposit were subject to a similar review process at inception of the program.

7.	We note the disclosure on page 93 of your December 31, 2005 Form 10-K regarding the restatement for certain “shortcut” hedges and certain cash flow hedges for which you utilized the centralized trading desk to lay off the internal trades with an external party. Please tell us whether during the periods presented you had any other hedging transactions outstanding that used internal derivative transactions for hedging purposes, except for derivatives used to hedge your net investment in foreign subsidiaries. Describe how you evaluated the impact on hedge accounting and your consolidation process.

Response:	As noted in our response to comment 6 in our correspondence dated October 5, 2006, we established a new policy prohibiting internal derivative transactions for hedging purposes and the added requirement of a management review of each new trade to be used in a SFAS 133 hedging relationship to ensure the trade was not executed with an internal counterparty. The new policy was effective for the second quarter of 2005.

Rule 83 Confidential Treatment

request made by

Bank of America Corporation

Prior to the effective date of the new policy, our Consumer Real Estate business utilized internal derivatives for its SFAS 133 hedges. Subsequent to the filing of the 2005 restatement, we noted that certain of these hedging relationships did not qualify for SFAS 133 hedge accounting for the same reasons as disclosed on page 93 (fourth paragraph under Note 1) of our December 31, 2005 Form 10-K. The impact on net income associated with these internal derivatives was deemed immaterial (approximately $4 million for the year ended December 31, 2004 and $2 million for the six months ended June 30, 2005). There were no other instances where the use of internal derivatives impacted net income.

8.	We refer you to your response to comment 6 in your correspondence dated October 5, 2006 regarding the implementation of new policies, processes and procedures over the internal control system covering derivative transactions. Please more fully describe for us how your new automated system allocates hedging instruments to approved hedge strategies and how that impacts your designation of hedging relationships. Provide us with an example of how this process works, including any timing issues involved.

Response:	As noted in our response to comment 6 in our correspondence dated October 5, 2006, we implemented a new automated system to improve tracking of hedgeable exposures and allocation of hedging instruments to approved hedge strategies. This proprietary, automated web-based application, known as the Capacity Information Management System (CIMS), integrates our hedge accounting processes onto one operating platform and enhances the control environment for these processes. While initially developed for cash flow hedge strategies, this system has since been expanded to incorporate fair value hedge strategies.

[*** Redacted ***]

Note 12 – Short-term Borrowings and Long-term Debt, page 133

9.	We note your disclosure on page 134 that the majority of the floating rates are based on three- and six-month LIBOR. Please quantify for us the principal amount of bonds and notes outstanding as of December 31, 2006 that have a return based off of a non-interest rate index. Describe for us how you determine periodic interest expense related to these bonds and notes, including an example for a specific note that does not pay interest but pays an additional redemption amount based on the performance of a basket of currencies or stock indices.

Response:	At December 31, 2006, short-term borrowings included structured notes with a principal amount of $5 million with returns that are indexed to equity prices. The fair value of the bifurcated derivatives, which are net derivative liabilities, associated with these notes was $50 thousand. Long-term debt included structured notes with a principal amount of $2.1 billion that are indexed to equity prices, $266 million that are indexed to commodity prices and $77 million that are indexed to third-party credit. The fair value of the bifurcated derivatives, which are net derivative liabilities, associated with long-term debt that is indexed to equity prices, commodity prices or third-party credit totaled $297 million, $75 million and $2 million, respectively, at December 31, 2006.

When a structured debt instrument is issued, we measure the embedded derivative and the host contract using the “with and without” approach as set forth in DIG Issue No. B6, Embedded Derivatives: Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative. The embedded derivative is operationally deemed to be a swap contract in which we pay the structured coupon and receive either a fixed rate or a variable rate based on LIBOR. The interest rate on the receive leg of the swap reflects a then-current market rate for a note of similar size and maturity that does not have a structured return. If the swap has a fair value other than zero, implying an economic gain or loss on the transaction, we defer the gain or loss and amortize it to the income statement. The deferred gain outstanding for equity priced, commodity priced and credit-linked notes was $33 million, $1 million and $0, respectively, at December 31, 2006.

Periodic interest expense is recorded equal to the implied interest coupon on the host contract.

We do not recognize Day 1 gains or losses in income upon issuance of a structured note that is bifurcated. This policy was not affected by the adoption of SFAS No. 157, Fair Value Measurements, on January 1, 2007.

As an example, on January 25, 2006, we issued long-term notes with an aggregate par value of $40 million with a structured return linked to the performance of a basket of indices (Dow Jones Euro Stoxx 50, FTSE 100, Swiss Market Index and Nikkei 225). The notes mature on February 1, 2016 and are not callable. At maturity, investors will receive principal plus a supplemental redemption amount equal to the greater of (a) 0 or (b) the basket return over the term of the notes multiplied by the face amount of the notes times 189%. These notes were bifurcated into the following components:

•

An embedded derivative with a notional amount of $40 million at inception where we pay the supplemental redemption amount (which incorporates a floor and will not be less than zero) at maturity and receives a periodic return of 5.18%. The fair value of the derivative was $840 thousand at inception. We did not recognize a Day 1 gain in income; instead, the gain was deferred and is being amortized over the life of the host. The derivative is marked to market with subsequent changes in fair value recorded in trading account profits.

•

A debt host contract with a carrying value of $40 million with an implied annual rate of 5.18% (the then-current market rate for a non-structured note of similar size and maturity), which is recorded in interest expense. The host contract is carried at amortized cost.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of Bank of America Corporation (the “Corporation”). The Corporation acknowledges to the Securities and Exchange Commission (the “Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. Neil Cotty, Chief Accounting Officer, at 704.388.5521 or Mr. John James, Corporate Controller, at 980.387.4997.

Sincerely,

/s/ Joe L. Price
Joe L. Price
Chief Financial Officer

cc:	Timothy J. Mayopoulos, Executive Vice President and General Counsel

Steven O. Swyers, Partner, PricewaterhouseCoopers LLP

Rule 83 Confidential Treatment

request made by

Bank of America Corporation

ATTACHMENT 1 – Types of Hedging Relationships (Response to Comment 4)

In response to comment 4, the tables below summarize our active (i.e., outstanding relationships as of March 31, 2007) cash flow hedging relationships (pages 1-4), active fair value hedging relationships (pages 5-8), active net investment hedging relationship (page 9), and inactive or discontinued hedging relationships (pages 10-12) for the periods presented (December 31, 2004, December 31, 2005, December 31, 2006 and March 31, 2007).

[*** Redacted ***]

ATTACHMENT 2 – Analysis of Shortcut Criteria (Response to Comment 5)

As discussed in the response to comment 5, we applied the “shortcut” method to 1) non-callable fixed rate debt; 2) callable fixed rate debt; and 3) callable reverse repurchase agreements. The following summarizes how we satisfied the criteria in paragraph 68 of SFAS 133 for the use of the “shortcut” method for our non-callable fixed rate debt:

•	Paragraph 68(a) – the notional amount of the receive fixed swap equaled the principal amount of the debt.

•	Paragraph 68(b) – the fair value of the receive fixed swap was zero at inception.

•	Paragraph 68(c) – the formula for computing net settlements under the receive fixed swap is the same for each settlement period.

•	Paragraph 68(d) – the debt is not prepayable.

•	Paragraph 68(dd) – the floating leg of the swap is LIBOR-based which matches the designated benchmark interest rate being hedged.

•	Paragraph 68(e) – there are no other terms noted in the relationship that we believed would invalidate the assumption of no ineffectiveness.

•	Paragraph 68(f) – the expiration of the swap matches the maturity of the debt.

•	Paragraph 68(g) – the variable rate on the receive fixed swap has no floor or cap.

•	Paragraph 68(h) – the receive fixed swap reprices at least every six months.

Similarly, we believed that we met the criteria to apply the “shortcut” method of accounting for our cancelable receive fixed swaps hedging callable fixed rate debt and cancelable pay fixed swaps hedging callable reverse repurchase agreements. Although the debt and reverse repurchase agreements are prepayable, there were mirror calls in the cancelable swaps.

Rule 83 Confidential Treatment

request made by

Bank of America Corporation

ATTACHMENT 3 – Illustrative Example of Capacity Information Management System (Response to Comment 8)

The following illustration represents a “screen shot” as of 12/29/2006 from CIMS.

[*** Redacted ***]